Exhibit 4

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS,
INCLUDING INDENTURES

The following instruments of Navistar Financial Corporation defining the rights of security holders are incorporated herein by reference:

4.1	Credit Agreement for $820,000,000 Revolving Credit and Competitive Advance Facility dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V. and Navistar Comercial, S.A. de C.V., as borrowers, lenders party hereto, The Chase Manhattan Bank as Administrative Agent, Bank of America as Syndication Agent and Bank of Nova Scotia as Documentation Agent. Filed as Exhibit 10.05 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Commission File No. 001-04146.
4.2	Guarantee, dated as of December 8, 2000, made by Navistar, in favor of The Chase Manhattan Bank, as Administrative Agent, for the lenders parties to the Credit Agreement, dated as of December 8, 2000, among Navistar Financial Corporation and Arrendadora Financiera Navistar, S.A. DE C.V., Servicios Financieros Navistar, S.A. DE C.V. and Navistar Comercial, S.A. DE C.V., the Lenders, Bank of America, N.A., as syndication agent, The Bank of Nova Scotia, as documentation agent, and the Administrative Agent. Filed as Exhibit 10.07 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Commission File No. 001-04146.
4.3	Indenture dated as of March 25, 2002 by and among the Corporation, Navistar and The BNY Midwest Trust Company, as Trustee, for 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000. Filed as Exhibit 4.1 to Form S-3 dated May 7, 2002. Commission File No. 333-87716-01.
4.4	Registration Rights Agreement, dated as of March 25, 2002, by and among the Corporation, Navistar, Salomon Smith Barney, Inc. and Banc of America Securities, LLC. Filed as Exhibit 4.2 to Form S-3 dated May 7, 2002. Commission File No. 333-87716-01.
4.5	First Amendment to the Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 3.2 to the Corporation's Form 10-Q dated March 8, 2004. Commission File No. 001-04146.

The following instrument of Navistar Financial Corporation defining the rights of security holders is filed herewith:

4.6   First Supplement to Indenture, dated as of June 11, 2004, by and among the Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, for the Corporation's 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000.